March 28, 2025
EDGAR Transmission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Attention:    Ms. Valeria Franks
        Office of Trade & Services

Re:    Universal Corporation
Form 10-K for Fiscal Year Ended March 31, 2024
Filed May 29, 2024
File No. 001-00652

Dear Ms. Franks,

As Senior Vice President and Chief Financial Officer of Universal Corporation, a Virginia corporation (the “Company”), I am transmitting herewith for filing the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission contained in its comment letter, dated March 7, 2025 (the “Comment Letter”).

Set forth below is the Company’s response. For convenience of reference, the Staff’s comment is reprinted in italics, numbered to correspond with the paragraph number assigned in the Comment Letter, and is followed by the corresponding response of the Company. When used in our response, the “Company,” “we,” “us,” and “our” refer to Universal Corporation.

Comment:
Form 10-K for Fiscal Year Ended March 31, 2024
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 23

1. Please revise to separately quantify each material factor that contributed to the fluctuations in your results of operations. For example, you attribute the increase in revenues for the Tobacco Operations segment during fiscal year 2024 to higher tobacco sales prices and favorable product mix, partially offset by lower tobacco sales volumes. You also attribute the higher selling, general and administrative costs for fiscal year 2024 to higher incentive compensation costs, unfavorable foreign currency comparisons, and costs related to a value-added tax settlement program in Brazil. Refer to Item 303(b) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and, in its future filings that are required to include a Management’s Discussion and Analysis of Financial Condition and Results of Operations (e.g., Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q), where possible, the Company will quantify each material factor that contributed to the fluctuations in its results.

Using the example noted by the Staff in the Comment Letter with respect to revenues and selling, general and administrative costs for our Tobacco Operations segment for fiscal year 2024, we have provided below

U.S. Securities & Exchange Commission
March 28, 2025

proposed disclosure of what we expect to include in future filings. For ease of reference, the proposed changes are marked as strike-through for deletions and as italics for additions.

Tobacco Operations

“Revenues for the Tobacco Operations segment were $2.4 billion for fiscal year 2024, up $180.5 million compared to fiscal year 2023, on ~~higher~~ an approximately 18% increase in the tobacco average sales prices and a favorable product mix, partially offset by lower tobacco sales volumes of approximately 8%.”

“Selling, general, and administrative costs for the Tobacco Operations segment were higher in fiscal year 2024 by approximately $16 million, compared to fiscal year 2023, primarily due to $7.6 million of higher ~~incentive~~ compensation and benefit costs as well as an unfavorable foreign currency comparison~~s~~ of $2.2 million and $4.8 million of costs related to a value-added tax settlement program in Brazil.”

With respect to specifically describing the extent to which material changes in sales and revenues from period to period are attributable to changes in prices, volume, or product mix, our sales and revenues are impacted by factors in addition to price and volume. Across our businesses, we offer many products that are sold at varied prices based on quality to different customers in many countries and sectors. In some cases, unit measures and directly corresponding price changes may be calculable; in other cases, the products may be sold in different units at different prices or in a variety of different customer requirements. For example, in our Tobacco Operations segment, tobacco crop quality and chemistry can greatly vary around the world in each growing season due to a variety of factors, including weather, soil conditions, and timing of harvesting. With respect to our Ingredients Operations segment, new product introductions and the wide range of plant-based products can contribute to product mix changes that impact specific price/volume calculations. In some cases, changes in unit volumes may have a pricing component because of our customers’ supply chain and distribution capabilities. Accordingly, while we estimate pricing or volume changes at a high level for internal management purposes, it would be burdensome to calculate these changes with sufficient detail to accurately include this data in our public disclosures.

We hope the foregoing answer is responsive to the Comment Letter. Please direct any further questions or comments you may have regarding this filing to the undersigned at (804) 359-9311.

Sincerely,
/s/ Johan C. Kroner
Johan C. Kroner
Senior Vice President and
Chief Financial Officer

cc: Ms. Keira Nakada, U.S. Securities and Exchange Commission
Ms. Catherine H. Clairborne, Universal Corporation
Mr. Scott J. Bleicher, Universal Corporation
Mr. W. Lake Taylor, Jr., McGuireWoods LLP
Mr. Lawton B. Way, McGuireWoods LLP